SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

30 March 2012

PRUDENTIAL PLC

ANNUAL REPORT AND ACCOUNTS 2011

Prudential plc has today published its Annual Report and Accounts 2011 on the Group’s website at www.prudential.co.uk and a copy has been submitted to the National Storage Mechanism, which will shortly be available for inspection at www.hemscott.com/nsm.do

Contact names for enquiries

Media		Investors
Jonathan Oliver	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Company official responsible for making notification

Clive Burns, Head of Group Secretariat

+44 (0)20 7548 3805